July 30, 2024

Thomas E. Wirth
Executive Vice President and Chief Financial Officer
Brandywine Realty Trust
2929 Arch Street, Suite 1800
Philadelphia, PA 19104

       Re: Brandywine Realty Trust
           Form 10-K for the year ended December 31, 2023
           File No. 001-09106
           _
           Brandywine Operating Partnership, L.P.
           Form 10-K for the year ended December 31, 2023
           File No. 000-24407
Dear Thomas E. Wirth:

       We have reviewed your May 23, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 2, 2024 letter.

Form 10-K for the year ended December 31, 2023
Item 2. Properties, page 25

1. We acknowledge your response to prior comment 1. Please tell us, and in future Exchange
       Act reports discuss, how rent concessions or abatements, tenant improvements or other inducements impacted your average annualized rent for the reporting period.
2. We note your explanation in response to prior comment 2 that you use non-formulaic and qualitative adjectives to describe the mix of qualities taken into consideration within a given market. To provide investors with appropriate context, please tell us and in future
       Exchange Act periodic reports define the qualities of your assets or the qualities of prospective properties or developments that you consider in each market when determining whether a property is "quality" or "high quality."
 July 30, 2024
Page 2

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

3. We note that your response to prior comment 3 indicates that within the Management's
       Discussion and Analysis section of your 2023 Annual Report on Form 10-K there was a specific discussion of the impacts that increased interest rates have had on your business, including the current impacts of higher interest rates on property valuations, acquisition/disposition activity, results of operations, financial condition, and liquidity.
       The discussion of the impact of interest rates within that section appears to be hypothetical, other than the results of operations discussion of interest expense and equity in loss of unconsolidated real estate ventures. While we note that the termination of the purchase and sale agreement was disclosed in the discussion of impairment charges, this was not linked to the increase in interest rates or the resulting reduced lending to owners of commercial real estate. Please tell us what consideration you gave to discussing this transaction, the reasons it was not successful, and the potential implications, within the
       Management's Discussion and Analysis section.
       Please contact Eric McPhee at 202-551-3693 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Isabel Rivera at 202-551-3518 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction